[redacted]

08029126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC Mail Processing Section

FEB 29 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51703

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pembroke Financial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Main Street, Suite 2150
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Hitchcock — 713-961-0534
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Hitchcock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pembroke Financial Partners, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KERI B. WALLER
Notary Public, State of Texas
My Commission Expires
March 23, 2010

Notary Public

Signature

Designated Principal

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEMBROKE FINANCIAL PARTNERS, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Pembroke Financial Partners, L.L.C.
Houston, Texas

We have audited the accompanying statements of financial condition of Pembroke Financial Partners, L.L.C. as of December 31, 2007 and 2006 and the related statements of operations, changes in member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pembroke Financial Partners, L.L.C. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 26, 2008

ASSETS	2007	2006
Cash and cash equivalents	$ 88,115	$ 15,316
Investments	191,539	-
Accounts receivable	8,101	9,242
Prepaid expenses	19,000	30,000
TOTAL ASSETS	$ 306,755	$ 54,558

MEMBER'S EQUITY		
Member's equity	$ 306,755	$ 54,558

The accompanying notes are an integral part of the financial statements.

PEMBROKE FINANCIAL PARTNERS, L.L.C.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Commissions and other income	$ 1,647,847	$ 46,258
Management fees and administrative expense	845,987	65,613
Net income (loss)	$ 801,860	$ (19,355)

The accompanying notes are an integral part of the financial statements.

PEMBROKE FINANCIAL PARTNERS, L.L.C.
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance - December 31, 2005	$ 115,660	$ (72,715)	$ 42,945
Capital Contributions	30,968	-	30,968
Net loss	-	(19,355)	(19,355)
Balance - December 31, 2006	146,628	(92,070)	54,558
Capital Contributions	35,337	-	35,337
Distributions	-	(585,000)	(585,000)
Net income	-	801,860	801,860
Balance - December 31, 2007	$ 181,965	$ 124,790	$ 306,755

The accompanying notes are an integral part of the financial statements.

PEMBROKE FINANCIAL PARTNERS, L.L.C.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 1,648,988	$ 40,986
Warrants received from customers	(191,539)	-
Cash paid for management fees and expenses	(799,650)	(35,645)
Net cash provided by operating activities	657,799	5,341
CASH FLOWS FROM FINANCING ACTIVITIES	(585,000)	-
Distributions		
Net cash used by financing activities	(585,000)	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	72,799	5,341
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	15,316	9,975
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 88,115	$ 15,316
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net income (loss)	$ 801,860	$ (19,355)
Warrants received from customers	(191,539)	-
Expenses paid by Member and considered capital contributions	35,337	30,968
Change in accounts receivable	1,141	(5,272)
Change in prepaid expenses	11,000	(1,000)
Net cash provided by operating activities	$ 657,799	$ 5,341

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – Pembroke Financial Partners, L.L.C. (a Texas limited liability company) ("the Company") is located in Houston, Texas and is a private investment banking firm. Accordingly, the Company has claimed an exemption from Rule 15c3-3 under section (K)(2)(i). The Company is registered as a Broker-Dealer with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority (FINRA) (formerly the NASD). Its principal market is the general public in the Southeastern region of Texas. As a result of the merger of the NASD into FINRA during 2007, the Company received a one time payment from the NASD of $35,000, which has been included in commissions and other income in the accompanying statement of operations.

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when trades settle and receivables are recorded at that time.

Income Taxes – The Company's income, losses, and tax credits will be included in the income tax return of the Member. Accordingly, the Company does not record a provision for Federal income taxes.

Cash and Cash Equivalents – The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B COMMISSION AGREEMENT AND PLACEMENT FEES

The Company entered into an agreement with a broker/dealer in 2000 which entitles the Company to receive a commission on securities transactions executed on behalf of clients referred to the broker/dealer. Revenues for 2006 consist principally of commissions generated under this agreement. Revenues for 2007 from this agreement were approximately $42,000. The majority of revenues for 2007 were generated from private placement fees. Total revenues from placement fees in 2007 were approximately $1,570,000.

NOTE C MANAGEMENT AGREEMENT

The Company entered into a management agreement with an affiliate whereby the affiliate will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Company.

The affiliate will receive an incremental allocation services fee of $3,000 per month and a proportional allocation service fee based upon the monthly adjusted net operating income of the Company. The service fees may be waived by the affiliate. Service fees and expense allocations for 2007 and 2006 were $845,987 and $65,613, respectively.

Capital contributions of $35,337 and $30,968 were received through payment of Company expenses directly by the member in 2007 and 2006, respectively.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2007 and 2006, the Company had net capital of $96,145 and $18,113 respectively, and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was zero at December 31, 2007 and 2006. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

NOTE E INVESTMENTS

In 2007 the Company received 948,806 warrants from Ausam Energy Corporation, as part of their private placement fee agreement. These warrants, all of which are not readily marketable, are carried at estimated fair value as determined by management. Based on management's valuation, the value at December 31, 2007 is $191,539. The warrants expire February 8, 2009.

The Company was issued certain common stock purchase warrants as a payment for a private placement offering in 2001. The warrants are for unregistered shares and may not be sold, assigned, or otherwise transferred unless an effective registration is filed covering such securities. The warrants have been estimated by management at the grant date and each subsequent year-end to have no value based on management's evaluation of pricing models, the financial standing of the issuer and the restrictions on transferability, among other considerations.

NOTE F CONCENTRATIONS AND CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables and cash. The Company places its cash with high credit quality financial institutions. Deposits with these financial institutions may exceed the amount of federal deposit insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and therefore, bear minimal risk. In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions. Generally, no collateral or other security is required to support customer receivables. To reduce credit risk, a customer's credit history is reviewed before extending credit. There was no allowance for doubtful accounts at December 31, 2007 and 2006 as management believes all amounts are collectible.

PEMBROKE FINANCIAL PARTNERS, L.L.C.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL	
Total member's equity qualified for net capital	$ 306,755
Total capital and allowable subordinated liabilities	306,755
Deductions and/or charges	
Nonallowable assets:	
Investments	(191,539)
Accounts receivable	(71)
Prepaid expenses	(19,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	96,145
Haircuts on securities position	-
Net capital	$ 96,145
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 91,145
Ratio: Aggregate indebtedness to net capital	N/A
NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 70,295
RECONCILING ITEMS OR DIFFERENCES:	
Audit adjustment to record activity not recorded by client	(25,850)
NET CAPITAL PER ABOVE	$ 96,145

See independent auditor's report.

PEMBROKE FINANCIAL PARTNERS, L.L.C.
SCHEDULE II
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL	
Total member's equity qualified for net capital	$ 54,558
Total capital and allowable subordinated liabilities	54,558
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	(6,445)
Prepaid expenses	(30,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	18,113
Haircuts on securities position	-
Net capital	$ 18,113
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 13,113
Ratio: Aggregate indebtedness to net capital	N/A

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2006, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See independent auditor's report.

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007 AND 2006

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See independent auditor's report.

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

February 26, 2008

The Member
Pembroke Financial Partners, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Pembroke Financial Partners, L.L.C. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C. END

Houston, Texas